UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

_________________________________________
Vista Credit Strategic Lending Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title and Class of Securities)

U9224Y103
(CUSIP Number)

Bashar Al-Rousan
Abu Dhabi Developmental Holding Company PJSC
Capital Gate
10th Floor, Al Khaleej Al Arabi Street
Abu Dhabi, United Arab Emirates
+971 2 204 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2023
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Abu Dhabi Developmental Holding Company PJSC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 576,878.798
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 576,878.798
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.98% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 2,309,576.502 shares of Common Stock of Vista Credit Strategic Lending Corp. (the “Issuer”) outstanding as of November 10, 2023, based on information received from the Issuer.

Schedule 13D
CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Sapphire Private Funds Holdings II RSC Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 576,878.798
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 576,878.798
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.98% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 2,309,576.502 shares of Common Stock of the Issuer outstanding as of November 10, 2023, based on information received from the Issuer.

Schedule 13D
CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Khalifa Alsuwaidi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 576,878.798
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 576,878.798
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.98% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 2,309,576.502 shares of Common Stock of the Issuer outstanding as of November 10, 2023, based on information received from the Issuer.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Abu Dhabi Developmental Holding Company PJSC (“ADQ”), Sapphire Private Funds Holdings II RSC Ltd (“Sapphire II”) and Khalifa Alsuwaidi on October 12, 2023. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The shares of Common Stock of the Issuer were purchased by Sapphire II with the working capital of Sapphire II.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
On October 31, 2023, the Issuer delivered a Drawdown Notice to Sapphire II to fund an amount equal to $11,246,045.96 (the “Second Drawdown Amount”) with a Drawdown Date of November 9, 2023.  On November 8, 2023, Sapphire II paid the Second Drawdown Amount to the Issuer to purchase 562,302.298 shares of Common Stock at a per share purchase price of $20.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 2,309,576.502 shares of Common Stock of the Issuer outstanding as of November 10, 2023, based on information received from the Issuer.  The shares of Common Stock reported herein are directly held and beneficially owned by Sapphire II.  Khalifa Alsuwaidi, as sole director of Sapphire II, may be deemed to beneficially own the shares of Common Stock directly held by Sapphire II.  ADQ, which indirectly wholly owns Sapphire II, may be deemed the beneficial owner of the shares of Common Stock directly held by Sapphire II. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement is incorporated herein by reference.

(c) The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 13, 2023

ABU DHABI DEVELOPMENTAL HOLDING COMPANY PJSC

By: /s/ Mohamed Alsuwaidi
Name: Mohamed Alsuwaidi
Title: Managing Director and Chief Executive Officer

SAPPHIRE PRIVATE FUNDS HOLDINGS II RSC LTD

By: /s/ Khalifa Alsuwaidi
Name: Khalifa Alsuwaidi
Title: Director, Authorized Signatory

KHALIFA ALSUWAIDI

By: /s/ Khalifa Alsuwaidi